Filed Pursuant to Rule 433 Registration No. 333-163473 September 5, 2012

Term Sheet

(To preliminary prospectus supplement dated September

5, 2012 and prospectus dated December 3, 2009)

$750,000,000 3.00% Notes due September 15, 2022

Issuer:	CME Group Inc.
Security Type:	SEC Registered Senior Unsecured Notes
Expected Ratings:	Moody’s — Aa3 (Stable Outlook) / S&P — AA- (Negative Outlook)
Size:	$750,000,000
Trade Date:	September 5, 2012
Settlement Date:	September 10, 2012 (T+3)
Maturity:	September 15, 2022
Interest Rate Per Annum:	3.00%
Interest Payment Dates:	Semiannually, on March 15 and September 15 of each year
First Interest Payment Date:	March 15, 2013
Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 25 bps
Public Offering Price:	99.691%
Treasury Benchmark:	UST 1.625% Notes due 2022
Treasury Benchmark Price:	100-11+
Treasury Benchmark Yield:	1.586%
Re-offer Spread vs. Treasury:	145 bps
Yield to Maturity:	3.036%
Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest
Day Count:	30/360
Payment Business Days:	New York
Payment Convention:	Following, Unadjusted
Minimum Denomination / Multiples:	$2,000 / $1,000
CUSIP / ISIN:	12572Q AE5/US12572QAE52
Joint Book-Running Managers:

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

UBS Securities LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets LLC Deutsche Bank Securities Inc. Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The pro forma ratio of earnings to fixed charges is 17.97 for the six months ended June 30, 2012 and 18.11 for the year ended December 31, 2011 and (i) gives effect to the offering of the notes and the application of the net proceeds therefrom, together with other cash on hand, to retire at maturity our $750.0 million 5.40% notes due 2013 assuming those transactions had occurred on (and the scheduled maturity of the 2013 notes had been) January 1, 2011 and (ii) reflects our having entered into a forward-starting interest rate swap agreement in August 2012 that we estimate will result in the interest payable on the notes effectively becoming fixed at an annual rate of 3.375% upon issuance. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earning to fixed charges would have been had those transactions occurred on the date assumed and is not necessarily indicative of our future ratio of earnings to fixed charges.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.

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